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As filed with the Securities and Exchange Commission on July 22, 2004

Registration No. 333-114977

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

POST-EFFECTIVE
AMENDMENT NO. 1
TO
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

McCORMICK & SCHMICK'S
SEAFOOD RESTAURANTS, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	5812 (Primary standard industrial classification code number)	20-1193199 (I.R.S. employer identification number)
720 SW Washington Street, Suite 550 Portland, Oregon 97205 (503) 226-3440 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Emanuel N. Hilario
Chief Financial Officer
720 SW Washington Street, Suite 550
Portland, Oregon 97205
(503) 226-3440
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies To:
Robert J. Moorman James M. Kearney Stoel Rives LLP 900 SW Fifth Avenue, Suite 2600 Portland, Oregon 97204-1268 (503) 224-3380	Christopher C. Paci Shearman & Sterling LLP 599 Lexington Avenue New York, New York 10022 (212) 848-4000

        Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

        If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.    ☐

        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☒  333-114977

        If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.    ☐

PART II

Information Not Required in Prospectus

Item 16. Exhibits

Exhibit No.	Description
1.1	Underwriting Agreement dated July 19, 2004 among the Company, Banc of America Securities LLC, RBC Capital Markets Corporation, SG Cowen & Co., LLC and Wachovia Capital Markets, LLC, as Representatives of the several Underwriters.
3.1**	Certificate of Incorporation of McCormick & Schmick's Seafood Restaurants, Inc.
3.2**	Bylaws of McCormick & Schmick's Seafood Restaurants, Inc.
3.2a	First Amendment to Bylaws of McCormick & Schmick's Seafood Restaurants, Inc.
3.3**	Amended and Restated Limited Liability Company Agreement, dated as of August 22, 2001, of McCormick & Schmick Holdings LLC by and among Bruckmann, Rosser, Sherrill & Co. II, L.P., Castle Harlan Partners III, L.P. and certain other parties thereto
4.1**	Members Agreement, dated as of August 22, 2001, by and among McCormick & Schmick Holdings LLC, Bruckmann, Rosser, Sherrill & Co. II, L.P., Castle Harlan Partners III, L.P. and certain other parties thereto
4.2**	Registration Rights Agreement, dated as of August 22, 2001, by and among McCormick & Schmick Holdings LLC, Bruckmann, Rosser, Sherrill & Co. II, L.P., Castle Harlan Partners III, L.P. and certain other parties thereto
4.3**	Form of Agreement and Plan of Merger by and among McCormick & Schmick Holdings LLC, McCormick and Schmick's Seafood Restaurants, Inc., Bruckmann, Rosser, Sherrill & Co. II, L.P. and Castle Harlan Partners III, L.P.
5.1**	Opinion of Stoel Rives LLP as to the legality of the securities being registered, including consent
10.1**	Amended and Restated Revolving Credit Agreement, dated as of October 28, 2003, among McCormick & Schmick Acquisition Corp., McCormick & Schmick Restaurant Corp., McCormick & Schmick Maryland Liquor, Inc. McCormick & Schmick Acquisition I Texas, Inc., McCormick & Schmick Acquisition II Texas, Inc., McCormick & Schmick Acquisition Texas LP, McCormick & Schmick Acquisition III Texas, Inc., McCormick & Schmick's Atlanta II, LLC, McCormick & Schmick's Hackensack, LLC, McCormick & Schmick Orlando, LLC, McCormick & Schmick Dallas, LP, McCormick & Schmick Dallas Liquor, Inc., McCormick & Schmick Austin, LP, McCormick & Schmick Austin Liquor, Inc., the lenders party thereto, Fleet National Bank, as Administrative Agent, Bank of America, N.A., as Documentation Agent, Wells Fargo Bank N.A., as Documentation Agent and Cooperative Centrale Raiffeisen-Boerenleenbank B.A., "Rabobank International" New York Branch, as Syndication Agent, with Fleet Securities, Inc., as Arranger
10.2**	Stock and Warrant Purchase Agreement, dated as of August 22, 2001, by and among Mellon Bank, N.A., as Trustee for The Bell Atlantic Master Trust, McCormick & Schmick Acquisition Corp. II, and McCormick & Schmick Holdings LLC
10.3**	Class A-2 Common Units Purchase Warrant to purchase Class A-2 Units of McCormick & Schmick Holdings LLC, issued to Mellon Bank, N.A., as Trustee for The Bell Atlantic Master Trust

10.4**	Preferred Units Purchase Warrant to purchase Preferred Units of McCormick & Schmick Holdings LLC, issued to Mellon Bank, N.A., as Trustee for The Bell Atlantic Master Trust
10.5**	Management Agreement, dated as of August 22, 2001, by and among Bruckmann, Rosser, Sherrill & Co., L.L.C., Castle Harlan, Inc., McCormick & Schmick Acquisition Corp. and McCormick & Schmick Restaurant Corp.
10.6**	Covenant Not to Compete, effective as of January 1, 2004, between William P. McCormick and McCormick & Schmick Acquisition Corp.
10.7**	Covenant Not to Compete, effective as of January 1, 2004, between Douglas L. Schmick and McCormick & Schmick Acquisition Corp.
10.8**	Form of Executive Subscription Agreement
10.9**	Lease, dated as of October 13, 1994, between Boin Properties, LLC, as successor in interest to William P. McCormick, and McCormick & Schmick Restaurant Corp., as successor in interest to Jake's Restaurant, Inc.
10.10**	Retail Lease Agreement, dated as of February 14, 1985, between Harborside Partners, LLC, as successor in interest to Cornerstone Development Company, and McCormick & Schmick Restaurant Corp., as successor in interest to the Cornerstone-McCormick Joint Venture dba Harborside Restaurant, and Amendments 4 and 5 thereto
10.11**	Lease, dated June 18, 2004, between DLS Investments, LLC and McCormick & Schmick Restaurant Corp.
10.12**	Form of Executive Severance Agreement to be entered into by William P. McCormick, Douglas L. Schmick and Saed Mohseni and McCormick & Schmick's Seafood Restaurants, Inc.
10.13**	Management Agreement, dated as of August 22, 2001, by and among Castle Harlan, Inc., Bruckmann, Rosser, Sherrill & Co., LLC, McCormick & Schmick Acquisition Corp. and McCormick & Schmick Restaurant Corp.
10.14**	Form of Termination of BRS and Castle Harlan Management Agreements, effective as of June 25, 2004, between McCormick & Schmick Acquisition Corp., McCormick & Schmick Restaurant Corp., McCormick & Schmick's Seafood Restaurants, Inc., Bruckmann, Rosser, Sherrill & Co., L.L.C. and Castle Harlan, Inc.
10.15**	Termination of Covenant Not to Compete, dated as of June 25, 2004, between McCormick & Schmick Acquisition Corp., McCormick & Schmick Holdings LLC, McCormick & Schmick's Seafood Restaurants, Inc. and Douglas L. Schmick; Termination of Covenant Not to Compete, dated as of June 25, 2004, between McCormick & Schmick Acquisition Corp., McCormick & Schmick Holdings LLC, McCormick & Schmick's Seafood Restaurants, Inc. and William P. McCormick
10.16**	McCormick & Schmick's Seafood Restaurants, Inc. 2004 Stock Incentive Plan
10.17**	Form of McCormick & Schmick's Seafood Restaurants, Inc. Incentive Stock Option Agreement; form of McCormick & Schmick's Seafood Restaurants, Inc. Non-Statutory Stock Option Agreement
21.1**	Subsidiaries of McCormick & Schmick Holdings LLC
23.1**	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm
23.2**	Consent of Stoel Rives LLP (included in Exhibit 5.1)

24.1**	Power of Attorney
99.1**	Consent of J. Rice Edmonds
99.2**	Consent of David B. Pittaway
99.3**	Consent of Harold O. Rosser
99.4**	Consent of Fortunato N. Valenti
99.5**	Consent of Justin B. Wender
99.6**	Consent of Lee M. Cohn
99.7**	Consent of Elliot H. Jurgensen, Jr.

**
Filed previously

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Portland, Oregon, on this 21st day of July, 2004.

McCORMICK & SCHMICK'S SEAFOOD RESTAURANTS, INC.
By:	/s/ EMANUEL N. HILARIO
Name: Emanuel N. Hilario Title: Chief Financial Officer and Vice President of Finance

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities held on the dates indicated.

Signature	Title	Date

/s/ SAED MOHSENI* Saed Mohseni	Chief Executive Officer (Principal Executive Officer) and Director	July 21, 2004
/s/ EMANUEL N. HILARIO Emanuel N. Hilario	Chief Financial Officer and Vice President of Finance (Principal Financial Officer and Principal Accounting Officer)	July 21, 2004
/s/ DOUGLAS L. SCHMICK* Douglas L. Schmick	President and Director	July 21, 2004
/s/ J. RICE EDMONDS* J. Rice Edmonds	Director	July 21, 2004
/s/ DAVID B. PITTAWAY* David B. Pittaway	Director	July 21, 2004
/s/ HAROLD O. ROSSER* Harold O. Rosser	Director	July 21, 2004
Fortuanto N. Valenti	Director	July 21, 2004
/s/ JUSTIN WENDER* Justin Wender	Director	July 21, 2004

/s/ ELLIOTT H. JURGENSEN, JR.* Elliott H. Jurgensen, Jr.	Director	July 21, 2004
Lee M. Cohn	Director	July 21, 2004
*By:	/s/ EMANUEL N. HILARIO Emanuel N. Hilario Attorney-in-Fact

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PART II Information Not Required in Prospectus
SIGNATURES